Exhibit 1

                      [Deloitte & Touche LLP Letterhead]




Consent of Independent Accountants


We consent to the use of our report dated October 21, 2004, appearing in this Annual Report on Form 40-F of Hummingbird Ltd. for the year ended September 30, 2004.




/s/ Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
October 21, 2004